UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form N-8F

I. General Identifying Information

1.	Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):

☒ Merger

☐ Liquidation

☐ Abandonment of Registration (Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

☐ Election of status as a Business Development Company (Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.	Name of fund: Seligman New Jersey Municipal Fund, Inc.

3.	Securities and Exchange Commission File No.: 811-05126

4.	Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

☒ Initial Application                                                               ☐ Amendment

5.	Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

901 Marquette Avenue South, Suite 2810, Minneapolis, MN 55402-3268

6.	Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

Joseph D’Alessandro

Ameriprise Financial, Inc.

100 Park Avenue, 7th Floor

New York, NY 10017

212-850-1703

7.	Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

Columbia Management Investment Advisers, LLC*

225 Franklin Street

Boston, MA 02110

612-671-4321

*	Prior to May 1, 2010, Columbia Management Investment Advisers, LLC was known as RiverSource Investments, LLC. RiverSource Investments, LLC address was 50606 Ameriprise Financial Center, Minneapolis, MN 55474.

NOTE:	Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.

8.	Classification of fund (check only one):

☒ Management company;

☐ Unit investment trust; or

☐ Face-amount certificate company.

9.	Subclassification if the fund is a management company (check only one):

☒ Open-end                          ☐ Closed-end

10.	State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):

Maryland

11.	Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund’s contracts with those advisers have been terminated:

Columbia Management Investment Advisers, LLC*

225 Franklin Street

Boston, MA 02110

*	Prior to May 1, 2010, Columbia Management Investment Advisers, LLC was known as RiverSource Investments, LLC. RiverSource Investments, LLC address was 50606 Ameriprise Financial Center, Minneapolis, MN 55474. Prior to November 7, 2008, J.W. Seligman & Co. Incorporated (“Seligman”) served as the investment adviser of the Applicant. Seligman was located at 100 Park Avenue, New York, NY 10017.

12.	Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund’s contracts with those underwriters have been terminated:

Columbia Management Investment Distributors, Inc.**

225 Franklin Street

Boston, MA 02110

**	Prior to May 1, 2010, Columbia Management Investment Distributors, Inc. was known as RiverSource Fund Distributors, Inc. RiverSource Fund Distributors, Inc. address was 50606 Ameriprise Financial Center, Minneapolis, MN 55474. Prior to Nov. 7, 2008, RiverSource Fund Distributors, Inc. was known as Seligman Advisors, Inc. Seligman Advisers, Inc. was located at 100 Park Avenue, New York, NY 10017.

13.	If the fund is a unit investment trust (“UIT”) provide:

(a)	Depositor’s name(s) and address(es):

(b)	Trustee’s name(s) and address(es):

14.	Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

☐ Yes                          ☒ No

If Yes, for each UIT state: Name(s):

File No.: 811-

Business Address:

15.	(a) Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

☒ Yes                      ☐ No

If Yes, state the date on which the board vote took place: January 8, 2009

If No, explain:

(b)	Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

☒ Yes                      ☐ No

If Yes, state the date on which the shareholder vote took place: June 2, 2009

If No, explain:

II. Distributions to Shareholders

16.	Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

☒ Yes

☐ No

(a)	If Yes, list the date(s) on which the fund made those distributions: July 8, 2009

(b)	Were the distributions made on the basis of net assets?

☒ Yes                      ☐ No

(c)	Were the distributions made pro rata based on share ownership?

☒ Yes                      ☐ No

(d)	If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated: N/A

(e)	Liquidations only:

Were any distributions to shareholders made in kind?

☐ Yes                      ☐ No

If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.	Closed-end funds only:

Has the fund issued senior securities?

☐ Yes                      ☐ No

If Yes, describe the method of calculating payments to senior security holders and distributions to other shareholders:

18.	Has the fund distributed all of its assets to the fund’s shareholders?

☒ Yes                      ☐ No

If No,

(a)	How many shareholders does the fund have as of the date this form is filed?

(b)	Describe the relationship of each remaining shareholder to the fund:

19.	Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

☐ Yes                      ☒ No

If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III. Assets and Liabilities

20.	Does the fund have any assets as of the date this form is filed?

(See question 18 above)

☐ Yes                      ☒ No

If Yes,

(a)	Describe the type and amount of each asset retained by the fund as of the date this form is filed:

(b)	Why has the fund retained the remaining assets?

(c)	Will the remaining assets be invested in securities?

☐ Yes                      ☐ No

21.	Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

☐ Yes                      ☒ No

If Yes,

(a)	Describe the type and amount of each debt or other liability:

(b)	How does the fund intend to pay these outstanding debts or other liabilities?

IV. Information About Event(s) Leading to Request For Deregistration

22.	(a) List the expenses incurred in connection with the Merger or Liquidation:

(i)	Legal expenses: $30,267.

(ii)	Accounting expenses: $3,016.

(iii)	Proxy expenses: $5,082.

(iv)	Total expenses (sum of lines (i)-(iii) above): $38,365.

(b)	How were those expenses allocated?

Legal costs were allocated evenly across all funds involved in mergers.* Accounting - some of the costs were fund specific and others were merger-transaction specific and were evenly allocated across funds in each merger; Proxy costs were allocated to the funds according to each fund’s number of open accounts over the total number of open accounts of funds requiring a proxy vote.

*	“All funds involved in mergers” includes all the funds listed on Exhibit A of the Agreement and Plan of Reorganization, filed with the SEC as Exhibit h(9) on Form N-1A, file number 333-146374 on April 29, 2011.

(c)	Who paid those expenses?

Seligman New Jersey Municipal Fund, Inc. bore merger expenses to the extent and up to the amount they were expected to see a decrease in net expenses as a result of the merger. Expenses above this amount were borne by Columbia Management Investment Advisers, LLC, formerly known as RiverSource Investments LLC, and its affiliates.

(d)	How did the fund pay for unamortized expenses (if any)?

N/A

23.	Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

☐ Yes                      ☒ No

If Yes, cite the release numbers of the Commission’s notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V. Conclusion of Fund Business

24.	Is the fund a party to any litigation or administrative proceeding?

☐ Yes                      ☒ No

If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25.	Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

☐ Yes                      ☒ No

If Yes, describe the nature and extent of those activities:

VI. Mergers Only

26.	(a) State the name of the fund surviving the Merger:

Merged Fund	Surviving Fund
Seligman New Jersey Municipal Fund, Inc.	Seligman National Municipal Fund*

*	The Seligman National Municipal Fund, a series of Seligman Municipal Fund Series, Inc., was acquired by the Columbia Tax- Exempt Fund, a series of Columbia Funds Series Trust I, on June 3, 2011.

(b)	State the Investment Company Act file number of the fund surviving the Merger:

Seligman Municipal Fund Series, Inc.: 811-03828

Columbia Funds Series Trust I: 811-04367

(c)	If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

See Exhibit (h)(3), file Number 811-3828, filed on Form N-1A on November 27, 2009.

(d)	If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

N/A

VERIFICATION

The undersigned states that (i) he has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of Seligman New Jersey Municipal Fund, Inc. (ii) he is the Assistant Secretary of Seligman New Jersey Municipal Fund, Inc. and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken.

The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his or her knowledge, information, and belief.

/s/ Joseph L. D’Alessandro
Joseph L. D’Alessandro